RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
                 SEPTEMBER AND THIRD QUARTER
                        SALES RESULTS



GREER, SOUTH CAROLINA - - Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced its weekly average unit sales for both September and the third quarter of 2001. Same-store sales for the month and the quarter increased by 1.4% and 1.5%, respectively. Other details follow:

                                       (Unaudited)
                                September     3rd Quarter
                               2001    2000   2001    2000
Total sales (millions)         $54.8   52.1   188.9  177.8
Increase from prior year         +5%            +6%

Average unit sales:
Same stores (open at
  least 18 mos.)               +1.4%  +1.2%   +1.5%  +0.1%
All stores (all Ryan's units)  +2.2%  +0.3%   +2.5%  -0.4%

Management noted that sales were adversely impacted for two to three days immediately following the terrorist attacks of September 11, but recovered by the following weekend.

At  October  3,  2001, the Company owned  and  operated  310
Ryan's restaurants.

Financial results for the third quarter 2001 are expected to be released on October 24, 2001. In addition, the Company's next accounting period consists of 5 weeks, ending on November 7, 2001.